SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 11)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


                          ADT Limited
                   (Name of Subject Company)

                    Western Resources, Inc.
                      Westar Capital, Inc.
                           (Bidders)

            Common Stock, Par Value $0.10 Per Share
                 (Title of Class of Securities)

                           000915108
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
                     on Behalf of Bidders)




                            Copy to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000





This Amendment No.11 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on March 17, 1997 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated March 14, 1997, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(13) News release/employee update issued by Western Resources, Inc. on or about June 17, 1997.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                WESTERN RESOURCES, INC.

Date       June 18, 1997                        By   /s/ JERRY D. COURINGTON
                                                         Jerry D. Courington,
                                                         Controller

                             INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(13)           News release/employee update issued by                1
                  Western Resources, Inc. on or about
                  June 17, 1997













































                                                  Exhibit No. (a)(12)

The following news release/employee update was issued by Western Resources, Inc. on or about June 17, 1997:

                WESTERN RESOURCES EXTENDS EXPIRATION DATE
                 FOR ADT EXCHANGE OFFER TO JULY 8, 1997

     TOPEKA, Kansas, June 17, 1997 (5:00 pm CDT) -- Western Resources announced today that it is extending the expiration date of its exchange offer for all of the outstanding common shares of ADT Limited to July 8, 1997. As of 5 p.m. EDT on June 17, 1997, 1,360,348 common shares of ADT had been tendered to Western Resources.


     Western Resources (NYSE:WR) is a full-service, diversified security and energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Western Resources, through its subsidiary, Westar Security, also is the third-largest monitored security provider in the country, operating in 46 states in the U.S. Through its other subsidiaries, Westar Energy, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S., and offshore.
     For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.

     This news release/employee update is neither an offer nor an exchange nor a solicitation of an offer to exchange shares of common stock of ADT Limited. Such offer is made solely by the Prospectus dated March 14, 1997, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of ADT Limited in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc; Bear, Stearns & Co. Inc; and Chase Securities Inc, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.